                                                                                                                                                                                                                                                                                                      EXHIBIT 99.1

RADA Electronic Industries Ltd. Press Release

RADA RPS-42 Radars Sold to an Asian Country for Mobile Air Surveillance

Netanya, Israel, May 25, 2016 RADA Electronic Industries of Netanya, Israel (NASDAQ: RADA) announced today the sale of mobile air surveillance radar systems to an Asian country.  The total contract value of the sale is approximately $2 million and deliveries are expected during 2016. RADA’s Multi-Mission Hemispheric Radar (MHR) based RPS-42 aerial surveillance radar systems will be installed on tactical vehicles and will provide a mobile air surveillance solution to the customer's armed forces.

The MHR radar platform, which in the heart of the system, is an S-band, software-defined, pulse-Doppler, active electronically scanned array radar. The Radar system introduces sophisticated beam forming capabilities and advanced signal processing, can provide multiple missions on each radar platform, and offers unprecedented performance-to-price ratio. It is compact and mobile, delivering ideal organic, tactical surveillance solutions for force and border protection applications such as counter rockets and mortars, counter unmanned aerial systems, ground moving target indicator, air surveillance and more.

According to Zvi Alon, RADA's CEO, "We are very pleased with this award, which is our first production contract of radars from this part of the world. It re-emphasizes all the qualities that our radars present to the end user: superior performance to price ratio, compactness and mobility, automated operation, and above all – performance that meets the present day needs of our customers."

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact Details:
RADA
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com